U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION

(Name of subject company issuer)

EMULEX CORPORATION

(Name of filing persons, offeror)

Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)

292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Randall G. Wick, Esq.
Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:

Filing Party:

Form or Registration No.:

Date Filed:

     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	Proxy Statement for 2004 Annual Stockholders Meeting